SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

Item

1.       Press Release – Telecom Argentina S.A. announces an Investment Plan for the 2018-2020 triennium, the payment of dividends for the fiscal year ended December 31, 2016 and of interim dividends for the nine-month period ended September 30, 2017.

For immediate release

Market Cap: P$310.3 billion

January 31, 2018

Contact:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces an Investment Plan for the 2018-2020 triennium, the payment of dividends for the fiscal year ended December 31, 2016 and of interim dividends for the nine-month period ended September 30, 2017

Buenos Aires, January 31, 2018 - Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) (BASE: TECO2, NYSE: TEO), one of Argentina's leading telecommunications groups, announces that its Board of Directors approved a three-year Investment Plan (2018-2020) for an amount of U$S 5,000,000,000 (equivalent to approximately $100,000,000,000, converted to the exchange rate of today), which will be destined to increase the telephone and mobile internet radiobases, to extend the NGN (Next Generation Networks) networks, and to expand and improve the connectivity infrastructure in order to be able to provide multiplay services, in the framework of convergence.

Additionally, the Company announces that its Board of Directors on its meeting held today, decided to: (i) in accordance to the powers delegated to it by the General Shareholders’ Meeting celebrated on the same day, withdraw the amount of P$ 2,863,000,000 of the ‘Reserve for Future Cash Dividends’ as of December 31, 2017 of Telecom Argentina and to distribute such amount as cash dividends, (ii) dispose, based on the Individual and Special Financial Statements of Telecom Argentina S.A. as of September 30, 2017, the distribution of interim cash dividends in the amount of P$5,641,000,000 corresponding to the net income (liquid and realized) for the nine-month period ended September 30, 2017, and (iii) dispose, based on the Individual and Special Financial Statements of Cablevisión S.A. (company absorbed by merger by Telecom Argentina) as of September 30, 2017, the distribution of interim cash dividends in the amount of P$4,503,000,000 corresponding to the net income (liquid and realized) for the nine-month period ended September 30, 2017. The interim cash dividends mentioned in items (ii) and (iii) are subject to ratification of the Ordinary General Shareholders’ Meeting that considers the documentation for the fiscal year ended December 31, 2017. Taking into account all the aforementioned items in (i), (ii) and (iii), the total payment amounts to P$13,007,000,000.

The payment of these dividends will be made available to Shareholders as from February 15, 2018. The amount to be distributed is equivalent, according with the aforementioned items, to (i) 132.9348% of the outstanding capital and the nominal value of its representative shares and to P$1.329347605 per outstanding share in circulation or P$6.646738027 per ADR, (ii) 261.9228% of the outstanding capital and the nominal value of its representative shares and to P$2.619228027 per outstanding share in circulation and to P$13.096140135 per ADR, and (iii) 209.0832% of the outstanding capital and the nominal value of its representative shares and to P$2.090832088 per outstanding share in circulation and to P$10.454160438 per ADR. Taking into account all the aforementioned items in (i), (ii) and (iii), the total payment equals 603.9408% of the outstanding capital and the nominal value of its representative shares and to P$6.039407720 per outstanding share in circulation and to P$30.197038600 per ADR. Dividends will not be paid to nor reserved for Treasury shares.

For ADR holders, the Record Date of this dividend payment is February 14, 2018 and the Payment Date is February 22, 2018. The payment to these shareholders will be made through the Depositary Bank, JP Morgan Chase Bank N.A.

For non-ADR holders, the Record Date of this dividend payment is also February 14, 2018 and payment will be available on February 15, 2018. For these shareholders, payment will be made through Caja de Valores S.A. in Argentina.

Finally, the Board of Directors also disposed the withdrawal and distribution as a second cash dividend payment of the amount of P$6,866,418,019, that will be made available to shareholders as from April 30, 2018, the Board of Directors being able to anticipate such payment if it deems it appropriate in the future.

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, the Telecom Group offers cellular services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of January 31, 2018, Telecom Argentina has 2,168,909,384 shares issued and 2,153,688,011 shares outstanding.

For more information, please contact Investor Relations:

Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Antonella Papaleo (5411) 4968 6236	Nahuel Monsalvo (5411) 4968 4448

Voice Mail: (5411) 4968 3628
Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

www.cablevisionfibertel.com.ar

www.nextel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	January 31, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations